UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26480

PSB HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1905 STEWART AVENUE, WAUSAU, WI 54401

(715) 842-2191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:  *Please see Explanatory Note below.

Rule 12g-4(a)(1)

☐

Rule 12g-4(a)(2)

☐

Rule 12h-3(b)(1)(i)

☐

Rule 12h-3(b)(1)(ii)

☐

Rule 5d-6

☐

EXPLANATORY NOTE:  The Registrant is a bank holding company relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the above-referenced common stock.

Approximate number of holders of record as of the certification or notice date:  810

Pursuant to the requirements of the Securities Exchange Act of 1934 PSB Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 25, 2014

By:

/s/ SCOTT M. CATTANACH

  Scott M. Cattanach, Treasurer